SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                17 May 2006

                                 SkyePharma PLC

            SkyePharma's Chief Operating Officer Appointed to Board

LONDON, UK, 17 May 2006 - SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces the appointment of Dr Ken Cunningham, Chief Operating Officer, as a Director of the
Company. It was announced in February that Dr Ken Cunningham, previously Chief
Executive of the privately-owned UK biotechnology company Arakis, would become
Chief Operating Officer of SkyePharma and he took up this appointment on 24
April.

Dr Ken Cunningham said: "I am very pleased to join the Board of SkyePharma. With the ongoing divestment of our Injectables business, I will be focusing on the management of our core Oral and Inhalation products where I will apply my experience in pharmaceutical development. I am impressed by SkyePharma's technical staff and see working with them to maximise the value of our pipeline products as a key part of my role at SkyePharma."

Dr Jerry Karabelas, SkyePharma's Non-executive Chairman, said: "We welcome Ken to the Board and look forward to gaining his input on operational and strategic decisions."

Shareholders will have the opportunity to confirm the appointment of Dr
Cunningham as a Director at the next Annual General Meeting, which will be in
June 2006.

For further information please contact:

 SkyePharma PLC
 Frank Condella, Chief Executive                               +44 207 491 1777
 Peter Laing, Director of Corporate Communications             +44 207 491 5124
 Sandra Haughton, US Investor Relations                         +1 212 753 5780

 Buchanan Communications                                       +44 207 466 5000
 Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities
Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to
SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to
SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   May 17, 2006